Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

Jefferies LLC

520 Madison Avenue

New York, New York 10022

December 9, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Catherine DeLorenzo

Re:	Legence Corp.
Registration Statement on Form S-1
Registration File No. 333-292022

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Legence Corp. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), so that it will be declared effective at 4:00 PM Eastern Time, on December 11, 2025 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, the undersigned, as the Representatives, each confirm on behalf of ourselves and the other participating underwriters that we have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issuance.

Very truly yours,

GOLDMAN SACHS & CO. LLC JEFFERIES LLC

GOLDMAN SACHS & CO. LLC

By:	/s/ Ryan Cunn
	Name:	Ryan Cunn
	Title:	Managing Director

[Signature Page to Acceleration Request – Underwriters]

JEFFERIES LLC

By:	/s/ George O’Leary
	Name:	George O’Leary
	Title:	Managing Director

[Signature Page to Acceleration Request – Underwriters]